EXHIBIT (d)(12)(b)

FEE REDUCTION AGREEMENT

AGREEMENT (“Agreement”) made as of this 14th day of October, 2019, between Eaton Vance Mutual Funds Trust (the “Trust”), on behalf of Eaton Vance Global Bond Fund, formerly Eaton Vance Diversified Currency Income Fund, Eaton Vance International Multi-Market Local Income Fund and Eaton Vance International Income Fund, (the “Fund”) and Eaton Vance Management (the “Adviser”).

WHEREAS, the Trust has entered into an Investment Advisory Agreement, dated March 12, 2007, (the “Advisory Agreement”) with the Adviser, which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of October 14, 2019; and

WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby jointly and severally agree as follows:

1.	For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Fund in accordance with the fee reduction schedule set forth on Appendix A hereto;

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund;

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of shareholders, of the lesser of (i) 67 per centum or more of the interests of the Fund present or represented by proxy at the meeting if the shareholders of more than 50 per centum of the outstanding interests of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding interests of the Fund; and

4.	This instrument is governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE MUTUAL FUNDS TRUST

(on behalf of Eaton Vance Global Bond Fund)

By:	/s/ Maureen A. Gemma
Maureen A. Gemma
Vice President

EATON VANCE MANAGEMENT

By:	/s/ Deidre E. Walsh
Deidre E. Walsh
Vice President

APPENDIX A

ADVISORY Fee Reduction schedule

Eaton Vance Global Bond Fund

(Effective as of October 14, 2019)

The Adviser’s asset-based advisory fee is reduced and computed as follows:

Average Daily Investable Assets for the Month (excluding Shares of Eaton Vance Funds)1	Annual Asset Rate
up to $1 billion	0.500%
$1 billion but less than $2.5 billion	0.475%
$2.5 billion but less than $5 billion	0.455%
$5 billion and over	0.440%

1	Eaton Vance Funds are defined as other investment companies for which Eaton Vance or its affiliates serve as adviser or administrator.